Your **Vote** Counts!

ENLIVEX THERAPEUTICS LTD

2022 Annual Meeting

Vote by November 16, 2022

11:59 PM ET



GENERAL BROKER

Hextone, Inc.
P.O. Box 9142
Farmingdale, NY 11735

1 OF 2
322,224
148,294

Ricky Campana
P.O. Box 123456
Suite 500
51 Mercedes Way
Edgewood, NY 11717

30#

FLASHID-JOB#

You invested in ENLIVEX THERAPEUTICS LTD and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on November 17, 2022.**

Get informed before you vote

View the Notice & Proxy Statement online OR you can receive a free paper or email copy of the material(s) by requesting prior to November 03, 2022. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

For complete information and to vote, visit **www.ProxyVote.com**

Control # XXXX XXXX XXXX XXXX

Smartphone users

Point your camera here and vote without entering a control number

Vote in Person at the Meeting*

November 17, 2022
12:00 PM EST

14 Einstein Street
Ness Ziona
Israel 7403618

*If you choose to vote these shares in person at the meeting, you must request a "legal proxy." To do so, please follow the instructions at www.ProxyVote.com or request a paper copy of the materials, which will contain the appropriate instructions. Please check the meeting materials for any special requirements for meeting attendance.

Vote at www.ProxyVote.com

Control # XXXX XXXX XXXX XXXX

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

ENLIVEX THERAPEUTICS LTD
2022 Annual Meeting
Vote by November 16, 2022
11:59 PM ET

	Voting Items	Board Recommends
1.	Election of Directors **Nominees:**	
1A	Shai Novik	For
1B	Roger Pomerantz	For
1C	Abraham Havron	For
1D	Gili Hart	For
1E	Sangwoo Lee	For
1F	Brian Schwartz	For
2	To approve the grant of options to each of the Company's currently serving non-executive directors, as an equity bonus for 2021.	For
3	To approve the grant of options to Mr. Shai Novik, the Company's Executive Chairman, as an equity bonus for 2021 and a special financing equity bonus for 2021.	For
4	To approve the grant of options to Dr. Oren Hershkovitz, the Company's Chief Executive Officer, as an equity bonus for 2021.	For
4a	DO YOU HAVE A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT AND BELOW) WITH RESPECT TO THE SUBJECT MATTER OF PROPOSAL 4? (PLEASE NOTE: IF YOU DO NOT MARK EITHER YES OR NO YOU WILL BE DEEMED AS HAVING A PERSONAL INTEREST WITH RESPECT TO PROPOSAL 4 AND YOUR VOTE WILL NOT BE COUNTED FOR PURPOSES OF PROPOSAL 4). FOR=YES, AGAINST=NO	None
5a	To approve the acceleration of the vesting of certain equity awards of Michel Habib and Bernhard Kirschbaum, such that the equity awards shall be become fully vested at the meeting.	For
5b	To approve the extension of the post-termination exercise period of certain options of Michel Habib and Bernhard Kirschbaum, such that the options shall be exercisable during a period of three years from the date of termination of service as a director, subject to shareholder approval of the grant of the options at the meeting under Proposal 2.	For
6	To approve the re-appointment of Yarel & Partners, Certified Public Accountants, a member of BKR International, as the Company's independent registered public accounting firm for the year ending December 31, 2022 and until the next annual general meeting of shareholders, and to authorize the Company's Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services.	For

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Under New York Stock Exchange rules, brokers may vote "routine" matters at their discretion if your voting instructions are not communicated to us at least 10 days before the meeting. **We will nevertheless follow your instructions, even if the broker's discretionary vote has already been given, provided your instructions are received prior to the meeting date.**

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322,224
148,294

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